Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

February 15, 2022

Via EDGAR Filing

Mr. Michael A. Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2194

Core Four 60/40 Retirement Portfolio, Series 18

File Nos. 333-261915 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2194, filed on December 28, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the Core Four 60/40 Retirement Portfolio, Series 18 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       Please state that high-yield securities are considered to be primarily speculative with respect to the issuer’s ability to make principal and interest payments and may be more volatile than higher rated securities of similar maturity. Also, please state that high-yield securities are subject to greater market, credit and liquidity risk.

Response:       In response to this comment, the third sentence of the fourth paragraph under the “Principal Investment Strategies” section will be replaced with the following: “High-yield, below-investment grade securities or “junk” bonds are considered to be primarily speculative with respect to the issuer’s ability to make principal and interest payments and may be more volatile than higher rated securities of similar maturity. Additionally, they are subject to greater market, credit and liquidity risks than investment-grade securities.”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren